August 18, 2006 By EDGAR	Patrick J.A. McClain +1 202 663 6108 (t) +1 202 663 6363 (f) patrick.mcclain@wilmerhale.com

Mr. William Choi

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Distributed Energy Systems Corp.

Dear Mr. Choi:

On behalf of Distributed Energy Systems Corp. (the “Company”), this letter is submitted with respect to your comment letter, dated August 16, 2006, to Robert B. Nieszczezewski, Principal Financial and Accounting Officer of the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed March 10, 2006, and the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006, filed May 10, 2006 and August 9, 2006, respectively.

Your letter requests that the Company respond within 10 business days, which would be August 30, 2006, or tell you when the Company will respond. I spoke yesterday with Regina Balderas of your office to discuss the timing of the Company’s response, and we agreed that the Company would respond within 20 business days of the date of your letter. Accordingly, the Company will submit its response by September 14, 2006.

If you have any questions, please do not hesitate to contact me at (202) 663-6108.

Very truly yours,

/s/ Patrick J.A. McClain

Patrick J.A. McClain

cc:	Mr. Robert B. Nieszczezewski
William F. Winslow, Esq.
Brent B. Siler, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP, 1875 Pennsylvania Avenue NW, Washington, DC 2006

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